Mail Stop 6010

October 20, 2006

Stephen K. Workman
Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089

        Re: **Finisar Corporation**
                  Form 10-K for the Fiscal Year Ended April 30, 2006
                  Filed July 14, 2006
                  Form 10-Q for the Fiscal Quarter Ended July 31, 2006
                  File No. 000-27999

Dear Mr. Workman:

We have reviewed your filing and have the following comments. We have limited our review of your filing to only those issues we have addressed in the comments. In the comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2006

Note 1. Summary of Significant Accounting Policies, page 58

Revenue Recognition, page 59

1.   We note that you recognize revenue for a single unit of accounting which includes
        multiple deliverables over the period in which the last undelivered item is
        delivered. Provide us with your analysis of how the recognition of revenue over
        the period in which the last undelivered item is delivered complies with EITF 00-
        21, SAB 104 or other applicable authoritative guidance. We may have further
        comment after reviewing your response.

Note 2. Business Combinations and Assets Acquisitions, page 66

2.   As part of the acquisition of certain assets from Infineon in January 2005, you
        allocated $39.5 million or approximately seventy-three percent of the purchase
        price to goodwill. We also note that this goodwill represents approximately thirty-
        one percent of your total goodwill. Please provide us a description of the factors
        that contributed to the purchase price which resulted in the recognition of such a
        significant amount of goodwill, refer to paragraph 51(b) of SFAS 141.
        Additionally, please tell us why you did not allocate a greater amount to any
        intangible assets based on paragraphs 37(e) and 39 of SFAS 141 and also
        Appendix A14 of SFAS 141. We have further comment based on your response.

3.   In this regard, we note that you have not presented pro forma information for any
        of your acquisitions as required by paragraphs 54 and 55 of SFAS 141. Please
        provide for us the pro forma information required for each material acquisition or
        series of immaterial acquisitions or tell us why you are not required to provide
        these disclosures. Note our concerns when preparing future filings.

Form 10-Q for the Fiscal Quarter ended July 31, 2006

4.   We note that although your fiscal quarter actually ended July 30, 2006, you
        present a consolidated balance sheet as of and income statement and cash flow
        statement for the periods ended July 31, 2006, for ease of presentation.

        ·   Please confirm that your financial statements are in fact presented as of and
            for the 13 weeks ended July 30, 2006 Otherwise, please clearly explain the
            adjustments you made in order to present the information as of July 31, 2006.
        ·   Tell us why management believes such presentation is appropriate and in
            compliance with Rule 3-01 and 3-02 of Regulation S-X.
        ·   Alternatively, please revise all future filings to include financial statements
            that correctly present the actual dates on which your fiscal periods ended.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant